Capstone Holding Corp.

5141 W. 122nd Street

Alsip, IL 60803

December 31, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attention: Amy Geddes, Doug Jones, Jenna Hough and Dietrich King

Re:	Capstone Holding Corp.

Amendment No.1 Draft Registration Statement on Form S-1

Submitted December 3, 2024

CIK No. 0000887151

Ladies and Gentlemen:

By letter dated December 19, 2024, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Capstone Holding Corp. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s confidential draft registration statement on Form S-1 submitted on December 3, 2024. We are in receipt of your letter and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 3, 2024

Summary Consolidated Financial Information, page 10

1.	You present statements of operations for the nine months ended September 30, 2024 and 2023 on pages 11 and 12 with amounts that vary from one another. If the intention is for one of them to represent the three months ended September 30, 2024 and 2023, please revise accordingly. Otherwise, eliminate the inapplicable nine months statement.

Response: We have eliminated the inapplicable nine months statement.

Use of Proceeds, page 28

2.	We note your revised disclosure pursuant to prior comment 10 and reissue in part. Please disclose the interest rate associated with the Berkshire Bank loan.

Response: We have revised this disclosure to include the interest rate associated with the Berkshire Bank loan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations,

3.	In regard to changes in sales, you refer to the effects of changes in prices and volumes. Please disclose the extent of each. Refer to Item 303(b)(2)(iii) of Regulation S-K. We further note you still have not quantified each factor cited in your explanations of period-to-period variances in selling, general and administrative expenses per the guidance we previously cited. Please revise accordingly.

Response: We have revised our disclosure as requested.

Note 6 - Investment in Non-Marketable Securities, page F-11

4.	We note from your disclosure on page 56 that the counterparty to the debt forgiven on the transfer of the $8 million investment in DPH to a third party is Brookstone XXI, a party under common control with you. Please tell us how you considered this relationship in evaluating whether the gain you recognized in the transaction of $7.2 million should be considered a contribution of capital under SAB Topic 5T and provide us with the basis for your accounting.

Response: With respect to the $7.2 million debt forgiveness, we have taken into account that Brookstone XXI is a party under common control with the Company and whether the gain should have been recognized as a contribution of capital under SAB Topic 5T. Taking SAB Topic 5T into consideration, we concluded that the $7.2 million gain should be recognized in the consolidated statement of operations and not as a contribution of capital in the consolidated statement of stockholders’ equity. The following is our basis of the accounting treatment for the recognition of the $7.2 million gain on extinguishment of debt.

In summary, SAB Topic 5T indicates: In a transactions where a principal stockholder pays an expense for the company, unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company, consideration should be given to the recognition of the related income or gain transaction as a contribution of capital versus recognition in the statement of operations.

The purpose of the DPH transaction executed in 2021 was twofold: 1) to further maximize the availability of Capstone’s net operating loss carryforwards through investments in other entities whereby income recognized on those investments could result in tax efficient cash flows to the Company and its shareholders and 2) provide Capstone with the upside potential increase in the value of those investments while limiting its downside risks to limited amounts relative to the investment.

The intent of the parties (Brookstone and the special committee of the Company’s independent board of directors) was to limit the downside risk to Capstone at $800,000, the amount of the limited guaranty associated with the $8 million note payable. The terms of the secured note payable between Capstone Beta and Brookstone XXI included provisions whereby if the membership interests in Diamond Products, LLC (“Diamond”) were sold or otherwise disposed, the remaining payments to Brookstone XXI were limited to the cash proceeds received by Capstone Beta in such a sale transaction.

In November of 2023, in connection with a restructuring and recapitalization of the operating entities controlled by Diamond and other Diamond related entities, controlled by Brookstone XXI, entered into a transaction that resulted in the sale of all of the membership interests in Diamond to an unrelated entity controlled by an unrelated private equity firm. Diamond, Brookstone XXI, Capstone and its subsidiaries, received no proceeds from the sale of the membership interests in Diamond. The consideration received primarily related to forgiveness of guarantees of senior debt of the Diamond operating entities. Since no cash proceeds were received on the sale of the membership interests in Diamond pursuant to the provisions of the note agreement that limited remaining payments of the note principal to the cash proceeds from the sale of Diamond’s membership interest, the $8 million note payable was forgiven and a new note payable issued to Brookstone XXI in exchange for accrued interest and the $800,000 limited guaranty obligation.

We believe U.S. GAAP requires the $8 million write-off of the Company’s investment in DPH in the statement of operations. Furthermore, the form, substance and intent of the 2021 and November 2023 DPH transactions with consideration of the guidance in SAB Topic 5T also warranted the recognition of the $7.2 million gain on extinguishment of debt in the statement of operations to appropriately reflect the substance of the Company’s downside economic risk of $800,000.

SAB Topic 5T indicates that a fact pattern where the income or gain transaction might not be warranted as recognized as contributed capital includes those transactions where a stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder. With respect to the November 2023 DPH transactions, Brookstone XXI’s actions were necessitated by relationships and obligations associated with other investments unrelated to Capstone. The reason for Brookstone XXI authorizing the sale of the membership interest in Diamond was motivated by its much greater economic interests in the other investments in contrast to its net $800,000 interest in DPH held by Brookstone via related party ownership interests in Capstone.

The other fact pattern indicated in SAB Topic 5T where recognition of the income or gain transaction may not be warranted as contributed capital is where the action of the stockholder clearly does not benefit the Company. With respect to the debt forgiveness, there was no subjective decision or action made by the Company’s majority shareholder to forgive the debt. The debt forgiveness was compelled by the terms of the 2021 secured note agreement as well as the intent of the Company’s majority shareholder and the special committee of independent directors when negotiating the terms of the 2021 transaction and limiting the downside risks to Capstone. In summary, there was no new benefit provided in the November 2023 transaction in comparison to the benefit (limitation of downside risk) provided in 2021 upon inception of the arrangements.

The 2021 Diamond transaction was a complex arrangement involving a significant number of agreements, a third-party valuation of the investment that also warranted the involvement and approval of a special committee of independent directors and their consultations with outside advisors. Our intent has always been to provide transparent and reasonable disclosure of the DPH transaction in balance with the understanding that the investment in DPH is not the focus of our business. Reflecting on your comment relative to this matter, we have revisited all of the Diamond related disclosures in the Registration Statement and enhanced our disclosures with a focus of providing more disclosure of the substance and intent of the transactions that may provide additional clarity as to why we determined that recognition of the gain on debt forgiveness was recognized in the statement of operations for this transaction.

Consolidated Financial Statements of Capstone Holding Corp. as of December 31, 2023 Notes to Consolidated Financial Statements.

Note 16 - Subsequent Events, page F-19

5.	Your disclosure here indicates the amended terms provided a waiver for your compliance of the financial covenants not met through September 30, 2024. Please revise your subsequent events disclosure to state whether or not you were in compliance through December 3, 2024, the date of the independent accountant’s report. Similar disclosure, as well as potential impacts to your financial position and liquidity, should be added to your discussion in Liquidity and Capital Resources.

Response: We have revised our subsequent events disclosure and our discussion in Liquidity and Capital Resources as requested.

6.	You disclose in the subsequent events note of the interim period financial statements you entered into the Termination of Securities Purchase, Loan and Security Agreement on November 13, 2024, which terminates the Securities Purchase, Loan and Security Agreement so that your liabilities and obligations with respect to the loan are solely set forth in the note payable with BP Peptides, LLC. Please tell us why this disclosure is not included here. Further, clarify the impact this termination agreement has on your financial statements, including liabilities outstanding, and compliance with any affected debt.

Response: We have revised our disclosure regarding the Termination of Securities Purchase, Loan and Security Agreement (the “Termination Agreement”) on November 13, 2024 and have clarified that the Termination Agreement has no impact on the Company’s financial statements or any liabilities outstanding or compliance with any affected debt.

General

7.	We note your revisions pursuant to prior comment 28 and reissue in part. Please explain what you mean when you disclose that you believe you are strategically positioned to capitalize on market conditions within the building products sector, as you do on page 41.

Response: We have revised our disclosure to further explain the statement that we are strategically positioned to capitalize on market conditions within the building products sector.

Thank you for your assistance in reviewing our amended submission.

Very truly yours,

/s/ Matthew Lipman
Matthew Lipman
Chief Executive Officer

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